EXHIBIT 99.1

enCore Energy Appoints Ms. Stacy Nieuwoudt to the Board of Directors

NASDAQ:EU
TSXV:EU
www.encoreuranium.com

DALLAS, Oct. 17, 2024 /CNW/ - enCore Energy Corp. (NASDAQ: EU) (TSXV: EU) (the "Company" or "enCore"), a uranium producer and America's Clean Energy Company™, announced today the appointment of Ms. Stacy Nieuwoudt as a Director of the Board for enCore Energy Corp. Ms. Nieuwoudt will also serve on the Audit Committee and the Compensation Committee.

Ms. Stacy Nieuwoudt, Director

Ms. Nieuwoudt brings more than 20 years of energy and industrial sectors experience to the enCore Board and is recognized for her in-depth understanding of energy industry valuations and opportunities. She has experience working with Boards and senior executives providing financial expertise, evaluating and analyzing financial transactions and strategic initiatives and capitalizing on changing market dynamics to align corporate incentives with shareholder interests. Ms. Nieuwoudt also serves as a Director of the NASDAQ-listed company, ProFrac Holdings Corp., holding the position of Chair of the Compensation Committee and a member of the Audit Committee. Previously, she served as a Director of the NYSE-listed Independence Contract Drilling Inc. and chaired the Audit and Nominating & Governance committees plus served on the Compensation Committee. Ms. Nieuwoudt was previously a Senior Energy and Industrials Analyst at Aptigon Capital, a Citadel Company. Prior to that, Ms. Nieuwoudt served as an Energy Equities Analyst at Surveyor Capital, also a Citadel Company. Ms. Nieuwoudt holds a B.A. from Rice University.

The Company also announced Mr. Richard Cherry has resigned as a Director of the Company. Mr. Cherry will remain a Technical Advisor to the Company.

William M. Sheriff, Executive Chairman added: "On behalf of the Board of Directors I want to extend a warm welcome to Ms. Stacy Nieuwoudt, our newest Board member. As we look to maximize our opportunities with the ever-increasing momentum for nuclear energy, her expertise in the financial markets strengthens enCore. I also want to thank Richard Cherry for his years of service to the Company and look forward to his continued marketing expertise as a member of the enCore Advisory Committee."

In accordance with the appointment, Ms. Nieuwoudt has been granted 225,000 stock options at an exercise price of $ 5.61 CDN. The stock options vest over a 24-month period, with 25% of the Options vesting six months following the grant date, and an additional 25% vesting every six months thereafter.

About enCore Energy Corp.

enCore Energy Corp., America's Clean Energy Company™, is committed to providing clean, reliable, and affordable fuel for nuclear energy as the only United States uranium producer with multiple production facilities in operation. The enCore team is led by industry experts with extensive knowledge and experience in all aspects of In-Situ Recovery ("ISR") uranium operations and the nuclear fuel cycle. enCore solely utilizes ISR for uranium extraction, a well-known and proven technology co-developed by the leaders at enCore Energy.

Following upon enCore's demonstrated production success in South Texas, future projects in the production pipeline include the Dewey-Burdock project in South Dakota and the Gas Hills project in Wyoming. The Company holds other assets including significant New Mexico resources, non-core assets and proprietary databases. enCore is committed to working with local communities and indigenous governments to create positive impact from corporate developments.

www.encoreuranium.com

Cautionary Note Regarding Forward Looking Statements:

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain information contained in this news release, including: any information relating to the Company being a leading uranium company, statements regarding future or potential production, and any other statements regarding future expectations, beliefs, goals or prospects; may constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws and regulations (collectively, "forward-looking statements"). All statements in this news release that are not statements of historical fact (including statements containing the words "expects", "is expected", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions or variations (including negative variations) of such words and phrases, or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken) should be considered forward-looking statements. All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond the company's ability to control or predict. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; future legislative and regulatory developments; the ability of enCore to implement its business strategies; including achieving expected levels of production at Rosita and Alta Mesa in the planned time frame or at all; and other risks. A number of important factors could cause actual results or events to differ materially from those indicated or implied by such forward-looking statements, including without limitation exploration and development risks, changes in commodity prices, access to skilled mining personnel, the results of exploration and development activities; production risks; uninsured risks; regulatory risks; defects in title; the availability of materials and equipment, timeliness of government approvals and unanticipated environmental impacts on operations; litigation risks; risks posed by the economic and political environments in which the Company operates and intends to operate; increased competition; assumptions regarding market trends and the expected demand and desires for the Company's products and proposed products; reliance on industry equipment manufacturers, suppliers and others; the failure to adequately protect intellectual property; the failure to adequately manage future growth; adverse market conditions, the failure to satisfy ongoing regulatory requirements and factors relating to forward looking statements listed above which include risks as disclosed in the Company's annual information form filings. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company assumes no obligation to update the information in this communication, except as required by law. Additional information identifying risks and uncertainties is contained in filings by the Company with the various securities commissions which are available online at www.sec.gov and www.sedar.com. Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of management. Such statements may not be appropriate for other purposes and readers should not place undue reliance on these forward-looking statements, that speak only as of the date hereof, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

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SOURCE enCore Energy Corp.

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%CIK: 0001500881

For further information: For further information please contact: William M. Sheriff, Executive Chairman, 972-333-2214, info@encoreuranium.com

CO: enCore Energy Corp.

CNW 07:00e 17-OCT-24